Submitted pursuant to a
Request for Confidential Treatment
Pursuant to 17 C.F.R. 200.83

FOIA Confidential Treatment Request
The entity requesting confidential treatment is
MACOM Technology Solutions Holdings, Inc.
100 Chelmsford Street
Lowell, MA 01851
Attention: John F. Kober, Senior Vice President and Chief Financial Officer
Phone: (978) 656-2500

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT HAS BEEN OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

September 25, 2019
VIA EDGAR AND HAND DELIVERY
CONFIDENTIAL

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:    MACOM Technology Solutions Holdings, Inc.
Form 10-K for the Fiscal Year ended September 28, 2018
Filed November 16, 2018
Form 10-Q for the Quarterly Period ended June 28, 2019
Filed August 6, 2019
Form 8-K Filed August 1, 2019
File No. 001-35451

Dear Messrs. Atallah and James:
MACOM Technology Solutions Holdings, Inc. (the “Company,” “we” or “us”), hereby submits responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated August 29, 2019 (the “Comment Letter”), relating to the above-referenced Form 10-K, Form 10-Q and Form 8-K filings. The headings of this letter correspond to the headings contained in the Comment Letter, and to facilitate your review, we have reproduced below the original text of the Staff’s comments, in bold, followed by the Company’s responses.
We are respectfully requesting confidential treatment for the bracketed information in this letter pursuant to Rule 83 promulgated by the Commission (17 C.F.R. § 200.83) and we have separately submitted our request for confidential treatment in accordance therewith to the Commission’s Freedom of Information Act office. We respectfully request that the Commission provide timely notice to John F. Kober, Senior Vice President and Chief Financial Officer, MACOM Technology Solutions Holdings, Inc., 100 Chelmsford Street, Lowell, MA 01851 before it permits disclosure of such information. A redacted letter will be filed on EDGAR omitting the confidential information contained in this letter.

MTSI-001

CONFIDENTIAL TREATMENT REQUESTED BY MACOM TECHNOLOGY SOLUTIONS HOLDINGS, INC.

Form 10-K for the Fiscal Year ended September 28, 2018
Note 21 - Divested Business and Discontinued Operations
Divested Business, page 81

1.
We note that you present the loss on the disposal of your Japan-based long range optical subassembly (LR4) business within "other expense" and outside of the "(loss) income from operations" caption on your statement of operations. Please tell us how you considered the guidance of ASC 360-10-45-5 which states that if an operating income subtotal is provided, that subtotal should include gains and losses related to the sale of long-lived assets. Otherwise, revise your presentation in future filings to comply with that guidance.

Response: The Company acknowledges the Staff’s comment and has reviewed the requirements of ASC 360-10-45-5, which states “a gain or loss recognized on the sale of a long-lived asset (disposal group) that is not a discontinued operation shall be included in income from continuing operations before income taxes in the income statement of a business entity. If a subtotal such as income from operations is presented, it shall include the amounts of those gains or losses.” As this guidance does not specifically address the sale of a business under ASC 810-10, the Company observes that there is diversity in practice regarding the classification of gains and losses on the sale of businesses. We reference that section 8.2 in the 2017 edition of the Deloitte & Touche publication entitled A Roadmap to Reporting Discontinued Operations provides further interpretation of ASC 360-10-45-5 for situations similar to our divestiture of the Company’s Japan-based long-range optical subassembly business (the "LR4 Business"), and states the following with respect to ASU 2014-08:
“in informal conversations, the SEC staff has indicated that it would not object if an entity presents the gain or loss from a sale of a business that is not a discontinued operation in nonoperating income. The staff also indicated that entities should present all gains and losses from sales of businesses that do not qualify as discontinued operations similarly and should provide appropriate explanation in the notes to the financial statements and MD&A to the extent that the sale is material to investors. However, the gain or loss from the sale of one or more long-lived assets (or a disposal group) that do not meet the definition of a business in ASC 805-10 and do not qualify for reporting in discontinued operations should be presented in income from continuing operations before income taxes.”
Additionally, section 3.8.4 in the 2018 edition of the PricewaterhouseCooper LLP publication entitled Financial Statement Presentation states that:
"some reporting entities present gains or losses resulting from sales of businesses (that do not qualify as discontinued operations) within operating income in a “two-step” income statement. However, others report such items as non-operating gains or losses. The SEC has accepted both approaches."

Lastly, section 19.4 in the July 2019 edition of the Ernst & Young LLP publication entitled Consolidation: Determination of a controlling financial interest and accounting for changes in ownership interests states that:

"ASC 810 does not provide guidance on where to classify gains or losses in the income statement that result from the deconsolidation of a subsidiary or derecognition of a group of assets in the scope of ASC 810-10-40-3A. As a result, diversity in practice exists as to whether it should be classified as operating or non-operating income...Regardless of which approach is applied, a reporting entity should disclose where significant gains or losses are classified in the income statement. Also, reporting entities should carefully evaluate the nature of the deconsolidation transaction to determine the proper classification and presentation of related gain or loss and should consistently apply that evaluation..."
As disclosed in Note 21 on page 81 of the Form 10-K, the assets disposed were associated with the LR4 Business. We assessed the LR4 assets that were sold and concluded that those assets met the definition of a business under ASC 805-10 but that the disposition did not qualify as a discontinued operation under ASC 205-20. The Company considers this transaction to be outside the course of its core operations. The Company determined that the net loss from the transaction is non-operating, and including it in the computation of “Operating income” would distort the comparisons of our operating income with previous and future periods. Therefore, the Company included the $34.3 million loss associated with the sale of the LR4 Business as part of “Other (expense) income” in the Statement of Operations, and in Note 21 on page 81 of the Form 10-K, disclosed the amount of the loss, the fact that this loss is classified in "Other (expense) income" and a description of the nature of the transaction. For these reasons, the Company believes that the presentation of this loss as “Other (expense) income” is appropriate.

MTSI-002

CONFIDENTIAL TREATMENT REQUESTED BY MACOM TECHNOLOGY SOLUTIONS HOLDINGS, INC.

Form 10-Q for the Quarterly Period ended June 28, 2019
Notes to Condensed Consolidated Financial Statements
Note 2: Revenue - Disaggregation of Revenue, page 9

2.
We note the disclosures in Note 1 relating to non-product revenues that you generally recognize over time. Please tell us the amount of 'over-time' revenue you recorded in the nine months ended June 30, 2019.

Response: For the nine months ended June 28, 2019, the Company recorded $8.4 million of ‘over-time’ revenue, which represents 2% of total revenue. We note that there is an additional $7.0 million of point-in-time non-product revenue, which represents 2% of total revenue. This non-product revenue primarily represents development or non-recurring engineering services and license agreements with certain customers, whereas the remaining 96% primarily represents the sale of semiconductor and component products.

Note 10: Impairments, page 16

3.
We note the material impairment charges you recorded in the current period and your disclosures in this note and in Note 15 - Restructurings. To help us better under your accounting, please address the following:

•
Describe to us in detail the restructuring plan you initiated in June 2019, including the circumstances that led you to undertake the June 2019 plan, your objectives, and a clear description of each of the actions you will undertake pursuant to that plan.

Response: During fiscal year 2017 and prior, the Company completed a series of acquisitions to expand its business in enterprise and Cloud Data Center applications. The strategy at that time included a focus on product development within these applications and it was expected that the Company would experience revenue growth from product offering synergies as well as the development of new products. The Company incurred significant research and development ("R&D") costs associated with certain of these acquired businesses, which have contributed to the Company's operating losses since fiscal year 2017. Certain of these development programs, including those related to optical modules and Product Line A, as defined below, had not entered into the production phase by the end of the second fiscal quarter of 2019. This trend was a factor that led the Company to review its strategy during the third fiscal quarter of 2019.
On May 16, 2019, the Company's Board of Directors appointed Stephen G. Daly as the Company's President and Chief Executive Officer. Upon his appointment, Mr. Daly and management began a process to review the Company's strategy with the objective of improving future profitability and cash flow. This review process resulted in the development of a restructuring plan to strategically realign, streamline and improve the Company's businesses and operations. The plan proposed reducing overall operating expenses including the reduction or elimination of certain R&D expenses.
The Company’s Board of Directors approved the plan on June 14, 2019, and the Company announced the restructuring plan on June 18, 2019.

The actions the Company commenced pursuant to this plan included the following:

•	Reducing certain R&D activities for one of our product lines referred to as Product Line A. [***];

•	Ceasing investment in the design and development of optical modules and subsystems for Data Center applications; and

•	Streamline operations and reduce labor costs across the design, development, manufacturing, sales and administrative functions of the Company.
To carry out these actions, the Company is reducing its workforce by approximately 250 employees and will exit seven development facilities in France, Japan, the Netherlands, Florida, Massachusetts, New Jersey and Rhode Island. As of June 28, 2019, a majority of the reduction in workforce was complete. However, the Company had not ceased-use of any of the development facilities in accordance with ASC 420. We expect to cease-use of the majority of the seven development facilities in the fourth fiscal quarter of 2019. This restructuring action, including the reduction in workforce, will be carried out through mid-calendar year 2020.

MTSI-003

CONFIDENTIAL TREATMENT REQUESTED BY MACOM TECHNOLOGY SOLUTIONS HOLDINGS, INC.

•
Explain to us how each action planned or taken to date has resulted in the charges you recorded in the period ended June 30, 2019. Cite the accounting guidance on which you relied in recording the charge.

Response: The Company’s planned restructuring, which is intended to strategically realign, streamline and improve the Company's businesses and operations, resulted in charges for impairment of assets, one-time employee termination benefits, and other associated costs.
Impairment Charges
As a result of the decision to reduce certain R&D activities for new products associated with Product Line A, coupled with the Company’s financial performance and decline in stock price for the quarter ended June 28, 2019, the Company identified an impairment indicator in accordance with ASC 360-10-35-21. We note that substantially all of the restructuring activities and communications commenced prior to June 28, 2019. The Company performed recoverability tests for its long-lived asset groups in accordance with ASC 360-10-35-17 (see below for the Company’s considerations regarding goodwill) and determined that the Product Line A asset group was not recoverable. In accordance with ASC 360-10-35-17, we recorded an impairment loss of $250.7 million in the quarter ended June 28, 2019, $217.5 million of which related to a customer relationship intangible asset and $33.2 million of which related to technology intangible assets. The amount of the impairment loss was determined based on the difference between the estimated fair value and the carrying value of the asset group, which is discussed further below. Additionally, as a result of this action, the associated R&D workforce will be reduced, which commenced in the third fiscal quarter 2019, and certain related R&D facilities will be closed.
As a result of the decision to cease investment in the design and development of optical modules and subsystems for Data Center applications, the Company determined that certain customer relationships will not be recovered through future sales and that it had abandoned certain acquired technology that will not have future benefit or use to the Company. In accordance with paragraphs 47 and 48 of ASC 360-10-35, we recorded impairment charges of $2.4 million and $3.9 million to our customer relationship intangible assets and acquired technology intangible assets, respectively, during the quarter ended June 28, 2019, representing the remaining carrying value for these specific acquired intangible assets. Additionally, as a result of this action, the associated R&D workforce was reduced and certain related R&D facilities will be closed.
In addition to the strategic decisions announced on June 18, 2019, during the third fiscal quarter of 2019, based on a technical assessment we determined that a production asset recorded as construction in process was not functional, therefore it was abandoned. In accordance with paragraphs 47 and 48 of ASC 360-10-35, we recorded an impairment loss of $7.1 million for this asset during the quarter ended June 28, 2019, representing the remaining carrying value of the asset as it has no salvage value.
Total Impairment charges for the quarter ended June 28, 2019, comprised of the amounts above, was $264.1 million.
Restructuring Charges
As a result of the 2019 Plan, as defined in Note 15: Restructuring in the Form 10-Q for the quarter ended June 28, 2019, we recorded $9.0 million to Restructuring charges. The 2019 Plan restructuring charges included $4.0 million in respect of certain property and equipment that the Company had abandoned, $4.9 million for one-time employee termination costs and $0.1 million of other related costs.
The impairment for abandoned property and equipment was recorded in accordance with paragraphs 47 and 48 of ASC 360-10-35. These charges were recorded to Restructuring charges in the Statement of Operations for consistency and comparability because they were associated with the 2019 Plan. We have classified other restructuring-related property and equipment impairment charges for historical restructuring actions in Restructuring charges. Other associated costs were recorded in accordance with 420-10-30-10.
We determined that an arrangement for one-time employee termination benefits existed during the quarter. In accordance with ASC 420-10-25-8, one-time employee termination costs were recorded at the communication date for employees that were not required to render service until they were terminated or not retained to render service beyond the minimum retention period. For employees that are required to render service until they are terminated in order to receive the termination benefits and will be retained to render service beyond the minimum retention period, a liability was measured at the communication date based on the fair value of the liability as of the termination date. This liability will be recognized ratably over the service period in accordance with ASC 420-10-25-9. The Company incurred $4.9 million of one-time employee termination costs during the quarter ended June 28, 2019, and anticipates incurring an additional $2.2 million of one-time employee termination costs through mid-calendar year 2020. We also anticipate an additional $1.7 million of facility-related costs to be recorded through mid-calendar year 2020.

MTSI-004

CONFIDENTIAL TREATMENT REQUESTED BY MACOM TECHNOLOGY SOLUTIONS HOLDINGS, INC.

Restructuring charges associated with the remaining restructuring plans for the quarter ended June 28, 2019 net to a recovery of $0.1 million.

•	Explain to us how the activities under the June 2019 plan impacted your estimates of expected future revenue growth and led to an impairment assessment of goodwill and long-lived assets.
Response: As described above, the Company is reducing certain R&D activities for Product Line A. This action reduced our future revenue projections for this product line significantly, which had previously included revenue growth from planned future R&D activities.

The Company considered examples of events and changes in circumstances outlined in ASC 360-10-35-21, and based on this strategic change, coupled with the Company’s financial performance and decline in stock price for the quarter ended June 28, 2019, determined that our long-lived assets had to be tested for recoverability. Additionally, we performed a goodwill impairment test in accordance with ASC 350-20-35-4. Both tests are discussed further below.

•	Summarize for us the analyses you performed and explain how you complied with US GAAP - ASC Topics 350 and 360 - in performing the assessment and in calculating the resulting impairment charges.
Response: In conjunction with the Company’s strategic realignment, and as discussed above, the Company identified impairment indicators during the quarter ended June 28, 2019. In accordance with paragraphs 26 and 27 of ASC 360-10-35, the other assets and liabilities that are subject to valuation topics outside of ASC 360-10 (other than goodwill) were assessed for impairment in accordance with other applicable generally accepted accounting principles before testing long-lived assets for recoverability.
The Company evaluated the lowest level of identifiable cash flows, performed recoverability tests for our long-lived asset groups in accordance with ASC 360-10-35-17, and determined that the Product Line A asset group was not recoverable because its carrying value exceeded the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset group. Next, with assistance from a third-party valuation expert, we computed the fair value of this asset group and the fair values of the assets within this asset group. Property and equipment was valued using a cost approach and intangible assets were valued using income approaches. In accordance with ASC 360-10-35-17, the impairment loss of $250.7 million was then measured as the amount by which the carrying amount of the asset group exceeded its fair value.

In accordance with ASC 360-10-35-28, the loss was allocated among the long-lived assets of the Product Line A asset group on a pro rata basis using the relative carrying amounts of those assets, and the losses allocated to individual long-lived assets did not reduce the carrying amount of the assets below their fair values when the fair values were determinable in accordance with ASC 360-10-35-28. Accordingly, we recorded impairment losses of $217.5 million and $33.2 million to our customer relationship and technology intangible assets, respectively, in the fiscal quarter ended June 28, 2019. The Company determined that the property and equipment in the Product Line A asset group was not impaired since the individual assets within the asset group should not be written down below their fair value. The Company will continue to assess the estimated future revenue associated with the Product Line A asset group and the potential impact on the estimated fair value of its long-lived assets. After assessing its long-lived assets for impairment, the Company also evaluated the remaining useful lives of the associated assets and concluded that the remaining useful lives were appropriate with the exception of the impaired customer relationships and acquired technology which were revised to 5.3 and 4.3 years, respectively.
As a result of the decision to cease investment in the design and development of optical modules and subsystems for Data Center applications, the Company determined that certain customer relationships will not be recovered through future sales and that it had abandoned certain acquired technology that will not have future benefit or use to the Company. In accordance with paragraphs 47 and 48 of ASC 360-10-35, we recorded impairment charges of $2.4 million and $3.9 million to our customer relationship intangible assets and acquired technology intangible assets, respectively, during the quarter ended June 28, 2019, representing the remaining carrying value for these specific acquired intangible assets.
In addition to the strategic decisions announced on June 18, 2019, during the third fiscal quarter of 2019, based on a technical assessment we determined that a production asset recorded as construction in process was not functional, therefore it was abandoned. In accordance with ASC 360-10-35-47, we recorded an impairment loss of $7.1 million for this asset during the quarter ended June 28, 2019, representing the remaining carrying value of the asset as it has no salvage value.

In conjunction with the 2019 Plan, we identified certain property and equipment that the Company is no longer using. We revised the depreciation estimates for these assets, considering salvage value, as applicable, and recorded an impairment charge

MTSI-005

CONFIDENTIAL TREATMENT REQUESTED BY MACOM TECHNOLOGY SOLUTIONS HOLDINGS, INC.

of $4.0 million to Restructuring charges for the abandoned property and equipment in accordance with paragraphs 47 and 48 of ASC 360-10-35.

Lastly, the Company performed a goodwill impairment test in accordance with ASC 350-20-35-4 for our consolidated semiconductor reporting unit. We calculated the fair value of our reporting unit using market capitalization and compared its fair value to its carrying amount, including goodwill. The fair value exceeded the carrying amount by approximately $700 million, therefore goodwill of the reporting unit was determined to not be impaired.

•
Describe to us the business of the impaired asset group, tell us its name, and explain how it fits into the company's lines of business and operating segments. Explain to us how the activities planned under the June 2019 Plan will impact its operations.

Response: [***]. The revenue associated with Product Line A is incorporated into our three primary end markets, Data Center, Industrial & Defense and Telecom. This product line is supported by our consolidated functions such as operations, supply chain, sales and marketing, and other general and administrative functions.
As of June 28, 2019, Product Line A is part of our one operating and reportable segment and one reporting unit and this product line does not meet the definition of an operating segment as outlined in ASC 280-10-50-1, as the operating results are not regularly reviewed by the Company’s chief operating decision maker (“CODM”). The Company’s Chief Executive Officer is the Company’s CODM because he is the person within the organization responsible for allocating resources and assessing the performance of the organization’s operations. Because of the changes in the CODM and changes in our strategy, we are evaluating our internal reporting structure and any potential impact to our segment reporting. To date we have not identified any changes in the conclusions relative to the Company’s one reportable operating segment and one reporting unit.

As a result of the 2019 Plan, during the third fiscal quarter of 2019 we commenced the plan to reduce the R&D workforce associated with Product Line A as development activities are completed and exit certain related R&D facilities. Expected future revenue growth will be less than what was anticipated prior to our strategic decision to reduce future R&D related to new products for Product Line A.

4.
Revise the critical accounting estimates section of MD&A in future filings to discuss the methodologies, estimates and underlying assumptions you used in your impairment analysis. Disclose the degree of uncertainty associated with the specific key assumptions and describe the potential events or changes in circumstances that are specific to the asset group and could reasonably be expected to negatively affect the key assumptions. Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section 501.14 of the Financial Reporting Codification.

Response: The Company has reviewed Item 303(a)(3)(ii) of Regulation S-K and Section 501.14 of the Financial Reporting Codification. In future filings, commencing with the Form 10-K for the year ending September 27, 2019, the Company will include, in the critical accounting estimates section of MD&A, a discussion of the uncertainty associated with the methodologies, estimates and underlying assumptions used in our impairment analysis. The Company will also describe events and circumstances that are specific to the asset group and could negatively affect the key assumptions. For reference, the text below is an illustrative example of the expanded disclosure we will include in the critical accounting estimates section of MD&A related to impairment along with other critical accounting policies and estimates, commencing with the Form 10-K for the year ending September 27, 2019:
Long-lived Asset Valuation and Impairment Assessments
Significant management judgment is required in our valuation of long-lived asset groups when assessing for potential impairment. These analyses are based on the creation of forecasts of future operating results that are used in the valuation, including (i) estimation of future cash flows, (ii) estimation of the long-term rate of growth for our business, (iii) estimation of the useful life over which cash flows will occur, (iv) terminal values, if applicable and (v) the determination of our weighted average cost of capital, which is used to determine the discount rate. It is possible that these forecasts may change and our projections included in our forecasts of future results may prove to be inaccurate. If our actual results, or the forecasts and estimates used in future impairment analyses, are lower than the original estimates used to assess the recoverability of these assets, we could incur additional impairment charges. Our forecasts could be adversely affected by, but not limited to, a change in strategy, the outcome of development activities or

MTSI-006

CONFIDENTIAL TREATMENT REQUESTED BY MACOM TECHNOLOGY SOLUTIONS HOLDINGS, INC.

slowdown in our primary markets. The value of our long-lived asset groups could also be impacted by future adverse changes such as a decline in the valuation of technology company stocks, including the valuation of our common stock, or a significant slowdown in the worldwide economy or in the semiconductor industry.

Note 15: Restructuring, page 19

5.
In future filings revise this note to provide all disclosures required by ASC 420 and SAB Topic 5-P.4 relating to each of your restructuring plans, including the reconciliation of the beginning and ending liability balances. Similarly revise your discussion in MD&A to reflect the guidance outlined in the interpretive response in SAB Topic 5-P.4. Provide a clear description of each plan, its objectives and the actions you will undertake pursuant to the plan. Include a discussion of the events and decisions which gave rise to the exit costs and exit plan, and the likely effects of management’s plans on financial position, future operating results and liquidity.

Response: The Company has reviewed the required disclosures under ASC 420 and SAB Topic 5-P.4. In future filings, commencing with the Form 10-K for the year ending September 27, 2019, the Company will disaggregate the reconciliation of the beginning and ending liability balances for each plan. The Company will also revise the discussion in MD&A to include a description of each plan, the objectives and actions of each individual plan, the events which gave rise to the exit plan, and the likely effects of the plan on the Company’s financial position, future operating results and liquidity. For reference, the text below is an illustrative example of the expanded disclosures in Note 15 and MD&A in the Form 10-Q for the quarter ended June 28, 2019 (additions underlined, deletions in ~~strikethrough~~):
Note 15 - Restructuring
"We have periodically implemented restructuring actions in connection with broader plans to reduce staffing, reduce our internal manufacturing footprint and generally reduce operating costs. The restructuring expenses are primarily comprised of direct and incremental costs related to headcount reductions including severance and outplacement fees for the terminated employees, as well as facility closure costs.
The following is a summary of the restructuring charges incurred for the three and nine months ended June 28, 2019 and June 29, 2018 under these restructuring plans (in thousands):

	Three Months Ended		Nine Months Ended
	June 28, 2019	June 29, 2018	June 28, 2019	June 29, 2018
Employee related expenses	$5,135	$4	$6,742	$2,796
Facility related expenses	3,752	98	10,305	3,506
Total restructuring charges	$8,887	$102	$17,047	$6,302
The following is a summary of the costs incurred for the three and nine months ended June 28, 2019 (in thousands):

~~Balance as of September 28, 2018~~	~~$~~	~~89~~
 ~~Current period expense~~	~~17,047~~
 ~~Charges paid/settled~~	~~(11,956~~		~~)~~
~~Balance as of June 28, 2019~~	~~$~~	~~5,180~~

	Employee Related Expense (1)	Facility Related Expense (2)	Total
Balance as of March 29, 2019	$380	$1,707	$2,087
Charges	5,135	3,752	8,887
Charges paid/settled	(1,342)	(4,452)	(5,794)
Balance as of June 28, 2019	$4,173	$1,007	$5,180

MTSI-007

CONFIDENTIAL TREATMENT REQUESTED BY MACOM TECHNOLOGY SOLUTIONS HOLDINGS, INC.

	Employee Related Expense (1)	Facility Related Expense (2)	Total
Balance as of September 28, 2018	$89	$—	$89
Charges	6,741	10,306	17,047
Charges paid/settled	(2,657)	(9,299)	(11,956)
Balance as of June 28, 2019	$4,173	$1,007	$5,180
(1) Primarily includes severance charges associated with the reduction of our workforce in certain facilities.
(2) Primarily includes activities associated with the closure of certain facilities, including any associated asset impairments and contract termination costs.

Long Beach, Belfast and Sydney Plan
During the fiscal quarter ended December 29, 2017, we initiated plans to restructure and close our facility in Long Beach, California and to close our facilities in Belfast, United Kingdom and Sydney, Australia. The operations from the Long Beach facility were consolidated into our other California locations in order to achieve operational synergies. The Belfast and Sydney facilities were closed as we discontinued certain product development activities that were performed in those locations. As of September 28, 2018, accrued expenses for this plan were $0.1 million. During the three and nine months ended June 28, 2019 we incurred no charges for this plan, and the charges paid were $0.1 million. This action ~~is~~ was complete in fiscal 2018 and no further costs will be incurred.
Ithaca Plan
During the fiscal quarter ended September 28, 2018, we initiated a plan to exit certain production and product lines, primarily related to certain production facilities located in Ithaca, New York. For these facilities, we incurred restructuring charges of $0.2 million in the three months ended June 28, 2019, including $0.1 million of employee-related costs. We incurred $5.5 million of restructuring charges in the nine months ended June 28, 2019, including $1.5 million of employee-related costs and $4.0 million of facility-related costs. We do not expect to incur material restructuring costs during the remainder of fiscal year 2019 as we complete this restructuring action.
Details of the Ithaca Plan activities during the three and nine months ended June 28, 2019 are as follows:

	Employee Related Expense	Facility Related Expense	Total
Balance as of March 29, 2019	$301	$246	$547
Charges	137	13	150
Charges paid/settled	(221)	(141)	(362)
Balance as of June 28, 2019	$217	$118	$335

	Employee Related Expense	Facility Related Expense	Total
Balance as of September 28, 2018	$—	$—	$—
Charges	1,470	4,036	5,506
Charges paid/settled	(1,253)	(3,918)	(5,171)
Balance as of June 28, 2019	$217	$118	$335
Design Facilities Plan
During the fiscal quarter ended March 29, 2019, we committed to a plan to exit certain design facilities and activities. We incurred restructuring reimbursements and charges of $(0.3) million and $2.5 million in the three and nine months ended June 28, 2019, respectively, under this plan. We do not expect to incur material restructuring costs during the remainder of fiscal year 2019 as we complete this restructuring action.
Details of the Design Facilities Plan activities during the three and nine months ended June 28, 2019 are as follows:

MTSI-008

CONFIDENTIAL TREATMENT REQUESTED BY MACOM TECHNOLOGY SOLUTIONS HOLDINGS, INC.

	Employee Related Expense	Facility Related Expense	Total
Balance as of March 29, 2019	$79	$1,461	$1,540
Charges (recoveries)	65	(353)	(288)
Charges paid/settled	(144)	(319)	(463)
Balance as of June 28, 2019	$—	$789	$789

	Employee Related Expense	Facility Related Expense	Total
Balance as of September 28, 2018	$—	$—	$—
Charges	338	2,178	2,516
Charges paid/settled	(338)	(1,389)	(1,727)
Balance as of June 28, 2019	$—	$789	$789
2019 Plan
During the fiscal quarter ended June 28, 2019, we committed to a plan to strategically realign, streamline and improve certain of our business and operations, including reducing our workforce by approximately 250 employees and exiting seven development facilities in France, Japan, the Netherlands, Florida, Massachusetts, New Jersey and Rhode Island. We also committed to reducing certain development activities for one of our product lines. Additionally, we will no longer invest in the design and development of optical modules and subsystems for Data Center applications. Total restructuring charges expected to be incurred in connection with this plan are $12.9 million. We incurred restructuring charges of $9.0 million in the three months ended June 28, 2019 under this plan, including $4.9 million of employee-related costs, $4.0 million of impairment expense for fixed assets that will be disposed of and $0.1 million of other costs. We expect to incur restructuring costs of approximately $2.9 million to $3.9 million through fiscal year 2020 as we complete this restructuring action, including approximately $2.2 million of employee-related costs and $1.7 million of facility-related costs.
Details of the 2019 Plan activities during the three months ended June 28, 2019 are as follows:

	Employee Related Expense	Facility Related Expense	Total
Balance as of March 29, 2019	$—	$—	$—
Charges	4,933	4,092	9,025
Charges paid/settled	(977)	(3,992)	(4,969)
Balance as of June 28, 2019	$3,956	$100	$4,056

MD&A

"Restructuring charges. Restructuring charges totaled $8.9 million and $0.1 million for the three months ended June 28, 2019 and June 29, 2018, respectively, and $17.0 million and $6.3 million for the nine months ended June 28, 2019 and June 29, 2018, respectively. ~~The restructuring charges during the three and nine months ended June 28, 2019 are primarily for employee-related and facility-related costs for the restructuring of our production facility in Ithaca, New York, as well as the June 2019 announced reduction of our workforce and exit of certain product development and research and design facilities. We expect to incur additional restructuring costs of approximately $2.9 million to $3.9 million through fiscal year 2020 as we complete these restructuring actions. We expect annual expense savings of approximately $50 million dollars once the 2019 Plan is fully implemented.~~

During the fiscal quarter ended June 28, 2019, we committed to a plan to strategically realign, streamline and improve certain of our business and operations, including reducing our workforce by approximately 250 employees and exiting seven development facilities in France, Japan, the Netherlands, Florida, Massachusetts, New Jersey and Rhode Island. We also committed to reducing certain development activities for one of our product lines. Additionally, we will no longer invest in the design and development of optical modules and subsystems for Data Center applications. We

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CONFIDENTIAL TREATMENT REQUESTED BY MACOM TECHNOLOGY SOLUTIONS HOLDINGS, INC.

incurred restructuring charges of $9.0 million in the three months ended June 28, 2019 under this plan, including $4.9 million of employee-related costs, $4.0 million of impairment expense for fixed assets that will be disposed of and $0.1 million of other costs. We expect to incur restructuring costs of approximately $2.9 million to $3.9 million through fiscal year 2020 as we complete this restructuring action, including approximately $2.2 million of employee-related costs and $1.7 million of facility-related costs. We expect annual expense savings of approximately $50 million dollars, primarily in research and development expenses, once this plan is fully implemented.

Additionally, during the fiscal quarter ended September 28, 2018, we initiated a plan to exit certain production and product lines, primarily related to certain production facilities located in Ithaca, New York ("Ithaca Plan"). For these facilities, we incurred restructuring charges of $0.2 million in the three months ended June 28, 2019, including $0.1 million of employee-related costs. We incurred $5.5 million in the nine months ended June 28, 2019, including $1.5 million of employee-related costs and $4.0 million of facility-related costs. We do not expect to incur further material restructuring costs for the Ithaca Plan.

During the fiscal quarter ended March 29, 2019, we committed to a plan to exit certain design facilities and activities ("Design Facilities Plan"). We incurred restructuring reimbursements and charges of $(0.3) million and $2.5 million in the three and nine months ended June 28, 2019, respectively, under this plan. We do not expect to incur further material restructuring costs for the Design Facilities Plan.

Restructuring charges during the three and nine months ended June 29, 2018 were primarily related to our exit of facilities in Long Beach, California, Belfast, United Kingdom and Sydney, Australia. Refer to Note 15 - Restructurings for additional information."

Note 17: Income Taxes, page 22

6.
Revise your discussions of income taxes in this note and in MD&A in future filings to disclose the estimated annual effective tax rate used in computing your year-to-date provision for income taxes. Refer to ASC 740-270-25 and ASC 740-270-50.

Response: The Company has reviewed ASC 740-270-25 and the disclosure requirements under ASC 740-270-50. In the Income Tax note and MD&A in future interim filings, commencing with the Form 10-Q for the quarter ending January 3, 2020, we will revise our discussions of income taxes to disclose the effective tax rates for periods presented as well as our method used to compute the Company's tax provision for interim periods. We will also include the estimated annual effective tax rate used in computing the Company’s year-to-date provision for income taxes in MD&A. For reference, the text below is an illustrative example of the expanded disclosures in Note 17 and MD&A in the Form 10-Q for the quarter ended June 28, 2019 (additions underlined, deletions in ~~strikethrough~~):

Note 17- Income Taxes

"We are subject to income tax in the U.S. as well as other tax jurisdictions in which we conduct business. Earnings from non- U.S. activities are subject to local country income tax and may also be subject to current U.S. income tax. For interim periods, we record a tax provision or benefit based upon the estimated effective tax rate expected for the full fiscal year, adjusted for material discrete taxation matters arising during the interim periods. Our quarterly tax provision or benefit, and its quarterly estimate of its annual effective tax rate, are subject to significant variation due to several factors, including variability in accurately predicting its pre-tax income and loss and the mix of jurisdictions to which they relate, intercompany transactions, changes in how we do business, tax law developments and relative changes in permanent tax benefits or expenses.

Our effective tax rates for the nine months ended June 28, 2019 and June 29, 2018 were (0.1%) and 8.7%, respectively. Income tax expense was $0.3 million for the nine months ended June 28, 2019, compared to a benefit of $11.2 million for the nine months ended June 29, 2018. Our effective tax rates for the three months ended June 28, 2019 and June 29, 2018 were 0.4% and 10.0%, respectively. Income tax benefit was $1.3 million for the three months ended June 28, 2019, compared to a benefit of $9.5 million for the three months ended June 29, 2018.The difference between the U.S. federal statutory income tax rate of 21% and our effective income tax rates for the three and nine months ended June 28, 2019 was primarily driven by the continuation of a full valuation allowance against any benefit associated with

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CONFIDENTIAL TREATMENT REQUESTED BY MACOM TECHNOLOGY SOLUTIONS HOLDINGS, INC.

U.S. losses and income taxed in foreign jurisdictions at generally lower tax rates. The difference between the blended U.S. federal statutory income tax rate of 24.5% for the three and nine months ended June 29, 2018 and our effective income tax rate was primarily driven by the continuation of a full valuation allowance against any benefit associated with U.S. losses and income taxed in foreign jurisdictions at generally lower tax rates."

MD&A

"Provision for income taxes. Our effective tax rates for the three months ended June 28, 2019 and June 29, 2018 were 0.4% and 10.0%, respectively. Income tax benefit was $1.3 million for the three months ended June 28, 2019, compared to a benefit of $9.5 million for the three months ended June 29, 2018. Our effective tax rates for the nine months ended June 28, 2019 and June 29, 2018 were (0.1%) and 8.7%, respectively. Income tax expense was $0.3 million for the nine months ended June 28, 2019, compared to a benefit of $11.2 million for the nine months ended June 29, 2018. Our estimated annual effective tax rate used in computing income tax expense for the nine months ended June 28, 2019 was 0.7% adjusted for discrete taxation matters arising during the interim periods. The income tax benefit for the three months ended June 28, 2019 resulted primarily from the losses subject to tax benefits in foreign jurisdictions, and the income tax expense for the nine months ended June 28, 2019 resulted primarily from income subject to tax in foreign jurisdictions. The income tax benefit for the three and nine months ended June 29, 2018 resulted primarily from the partial release of our unrecognized tax benefits and discrete adjustments to our U.S. deferred tax liability.

The difference between the U.S. federal statutory income tax rate of 21% and our effective income tax rate for the three and nine months ended June 28, 2019, was primarily impacted by the continuation of a full valuation allowance against our U.S. deferred tax assets and income taxed in foreign jurisdictions at generally lower tax rates. The difference between the blended U.S. federal statutory tax rate of 24.5% and our effective tax rate for the three and nine months ended June 29, 2018 was also primarily impacted by the continuation of a full valuation allowance against our U.S. deferred tax assets and income taxed in foreign jurisdictions at generally lower tax rates. For additional information refer to Note 17 - Income Taxes in this Quarterly Report on Form 10-Q."

Form 8-K Filed August 1, 2019
Exhibit 99.1, Page 0

7.
We note that you present the non-GAAP measure Adjusted Revenue, which (i) adjusted GAAP revenues to accelerate the recognition of deferred Data Center Solution business revenues in the quarter ended June 2018 and then (ii) reduced GAAP revenues in the quarter ended March 29, 2019 when the amounts were recognized. Your presentation is inconsistent with the guidance provided in Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations, as it substitutes individually tailored revenue recognition and measurement methods for those of GAAP. Please revise your future filings and earnings releases to comply with that guidance by removing the measure.

Response: The Company will revise earnings releases and future filings, commencing with the earnings release for the quarter and fiscal year ending September 27, 2019, to exclude the Adjusted Revenue measure.
If we can facilitate the Staff’s review, or if the Staff has any questions on any of the information set forth herein, please telephone me at (978) 656-2500.

Sincerely,

/s/ John F. Kober

Senior Vice President and Chief Financial Officer

Cc:	Marko Zatylny, Ropes & Gray LLP

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